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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             Detection Systems, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.05 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    250644101
                                    ---------
                                 (CUSIP Number)

                                  Chris Sharng
                                  Ultrak, Inc.
                             1301 Waters Ridge Drive
                             Lewisville, Texas 75057
                                 (972) 353-6500
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 250644101                                            Page 2 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ultrak, Inc. (NASDAQ NMS - ULTK)
            75-2626358

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            BK; WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, U.S.A.
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                100

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    1,335,000
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                100

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,335,000

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,335,100

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21 %

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                  Page 2 of 6

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                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 250644101                                            Page 3 of 6 Pages
-------------------                                            -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Security Warranty, Inc.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            BK; WC

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Texas, U.S.A.
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                    1,335,000
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,335,000

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,335,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            21 %

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     This Amendment No. 5 to Schedule 13D relates to the common stock, $0.05 par value ("DETC Common Stock"), of Detection Systems, Inc., a New York corporation (the "Issuer"). This Amendment No. 5 amends the Schedule 13D, as amended (the "Schedule 13D"), of Ultrak, Inc. This statement also constitutes the Schedule
13D of Security Warranty, Inc., a wholly-owned subsidiary of Ultrak, Inc., to which Ultrak transferred ownership of all but 100 shares of the DETC Common
Stock previously held by it directly, as detailed below. Capitalized terms used in this Amendment No. 5 but not otherwise defined have the meaning ascribed to them in the Schedule 13D.

Item 2. Identity and Background
-------------------------------

     Item 2 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

     (a) The name of the persons filing this Statement are Ultrak, Inc., a Delaware corporation ("Ultrak"), and Security Warranty, Inc., a wholly-owned subsidiary of Ultrak and a Texas corporation ("Security Warranty" and, together with Ultrak, the "Reporting Persons"). Information concerning the officers and directors of the Reporting Persons is attached hereto as Exhibit A.

     (b) The principal offices of the Reporting Persons are located at 1301 Waters Ridge Drive, Lewisville, Texas 75057.

     (c) The principal business of Ultrak is the design, manufacture, marketing and provision of services for innovative electronic products and systems for the security and surveillance, industrial and medical video, and professional audio markets. The principal business of Security Warranty is the sale of extended warranty contracts directly to consumers who have previously purchased Ultrak products.

     (d) During the last five (5) years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of either of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five (5) years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors or executive officers of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting such party or parties to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction
------------------------------

     The litigation between Ultrak and the Issuer referred to in Amendment No. 4 to the Schedule 13D has been resolved. The Issuer amended the golden parachute agreements at issue and asked the court to declare the lawsuit moot. Because its goal had been substantially achieved, Ultrak voluntarily withdrew the lawsuit with the approval of the court.

     On December 11, 2000, the Issuer announced that it had signed a definitive agreement to be acquired by Robert Bosch GmbH for $18 per share in cash. Ultrak announced later that day that it had suspended its solicitation of proxies for the Issuer's 2000 Annual Meeting of Shareholders in light of the announced transaction and the delay of that meeting by Detection Systems. Ultrak's press release announcing the suspension of its solicitation of proxies is attached hereto as Exhibit B.

     Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

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Item 5. Interest in Securities of the Issuer
--------------------------------------------

     Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby deleted in their entirety and replaced with the following:

     (a) The aggregate number of shares of DETC Common Stock directly owned by Security Warranty is 1,335,000, which represents 21% of the 6,333,448 shares reported by the Issuer to be outstanding as of November 8, 2000. Ultrak may be deemed to be the indirect beneficial owner of such 1,335,000 shares as a result of its being the holder of all outstanding shares of Security Warranty's common stock. Ultrak previously had direct ownership of such 1,335,000 shares until its transfer of such shares to Security Warranty, which became effective on December 1, 2000. Ultrak remains the direct owner of 100 shares of DETC Common Stock.

     (b) Security Warranty and Ultrak share voting and dispositive power over 1,335,000 shares of DETC Common Stock. Ultrak has sole voting and dispositive power over 100 shares of DETC Common Stock.

     Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.

Item 7. Material to be Filed as Exhibits
----------------------------------------

     The following exhibits are filed hereto:

Exhibit A      Information concerning officers and directors of Ultrak, Inc. and
               Security Warranty, Inc.

Exhibit B:     Ultrak, Inc. Press Release, dated December 11, 2000

Exhibit C      Joint Filing Agreement, dated as of December 21, 2000, between
               Ultrak, Inc. and Security Warranty, Inc.

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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2000

                                        ULTRAK, INC.

                                        By: /s/ Chris Sharng
                                            ------------------------------
                                            Name:  Chris Sharng
                                            Title: Secretary

                                        SECURITY WARRANTY, INC.

                                        By: /s/ Chris Sharng
                                            ------------------------------
                                            Name:  Chris Sharng
                                            Title: Secretary

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                                  EXHIBIT INDEX

Exhibit        Title
-------        -----

Exhibit A      Information concerning officers and directors of Ultrak, Inc. and
               Security Warranty, Inc.

Exhibit B:     Ultrak, Inc. Press Release, dated December 11, 2000

Exhibit C:     Joint Filing Agreement, dated as of December 21, 2000, between
               Ultrak, Inc. and Security Warranty, Inc.